Exhibit 99.1

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE ENERGY AUSTRALIA LIMITED

QUARTERLY ACTIVITIES REPORT

Sales Volumes

Sundance Energy Australia Limited (“Sundance” or the “Company”; ASX: SEA) today announced average third quarter sales volumes of ~13,600 Boe/d. Oil sales volumes for the quarter of ~8,675 Bopd were at the high end of guidance of 8,400 — 8,700 Bopd and represented ~64% of total sale volumes. Gas and NGL sales volumes of ~4,923 Boe/d for the quarter were below guidance of 5,600 — 5,800 Bopd due to the impact of short-term flaring.

The Company’s cumulative sales volumes for the third quarter were approximately 1,251,100 Boe. Sales volumes for the quarter comprised approximately 798,250 barrels of oil, 196,600 barrels of natural gas liquids and 1,540,000 thousand cubic feet of natural gas. Year to date cumulative sales volumes were approximately 3,600,000 Boe, or 13,300 Boe/d in average daily sales with oil representing ~63% of sales volumes.

Towards the end of the third quarter the Company engaged in a limited amount of gas flaring caused by capacity limitations at CGP-41, the third-party gas processing plant servicing its Live Oak and Atascosa county production. As further discussed below, the Company is well advanced in the second phase of capacity expansions at the plant and expects to have removed any limitations by the end of the fourth quarter.

Third Quarter Development Activities

The Company finalized drilling the 4 gross (4.0 net) well H Harlan Bethune pad in Live Oak County and additionally drilled the 2 gross (2.0 net) well Justin Tom pad in Atascosa county. The laterals for each of the Justin Tom wells have gross perforated intervals exceeding 12,700 feet in length and are among the longest wells drilled in the county. During the third quarter the Company also spudded the 2 gross (2.0 net) well Washburn Ranch pad in La Salle County, and had finished drilling these wells as of the date of this report. The Washburn Ranch pad represents the first development activity the Company has undertaken to date in La Salle County and an important step in further demonstrating the quality of the Company’s inventory.  At this time the Company has completed its 2019 drilling plan early through achievement of significant drilling efficiencies. The rig has been laid down and is expected to be picked back up in January to commence the 2020 drilling program

The Company turned 12 gross (12.0 net) wells to sales in Live Oak County, including the four well Georgia Buck, HT Chapman, and H Harlan Bethune pads. As of the date of this report, the Company had additionally completed the two well Justin Toms pad and was preparing to flow back the wells.

1

Successful Closing of Dimmit Sale

Immediately subsequent to the end of the third quarter on October 1st the Company successfully closed the sale of its Dimmit County assets and received $17.8 million in cash proceeds.  The Company expects to receive the remaining transaction proceeds at the end of the 120-day post-close period. While the Company drew incremental debt during the third quarter, pro forma for receipt of the Dimmit proceeds (which were scheduled to be received during the quarter) the Company successfully decreased its net debt position.

As previously disclosed, the Company’s existing borrowing base facility does not include any reserves associated with the recently disposed Dimmit County assets. As such, the borrowing base remained unchanged as a result of closing the sale.

Midstream Update

During the third quarter the Company and its midstream partner continued expansion of CGP-41 to increase gas processing capacity from 18 mmcfpd to 28 mmcfpd.  The Company anticipates that this expansion, which is expected to be completed in the fourth quarter, will accommodate future planned production growth from the Live Oak and Atascosa County assets.  Similar to the initial expansion, the Company’s midstream partner will fund this and future capital projects up to $10 million in cumulative capital costs.

Sundance Tenement Overview

The Company has over 200 leases all located within South Texas’s Eagle Ford shale in the United States of America with an average net working interest of ~86%. The Company also has a 17.5% net working interest in PEL 570 in Australia.

For more information, please contact: United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400	Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8 Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)

76 112 202 883	30 September 2019

Consolidated statement of cash flows		Current quarter $US’000	Year to date (9 months) $US’000
1.	Cash flows from operating activities
1.1	Receipts from customers	46,025	148,896
1.2	Payments for
	(a) exploration & evaluation	(222)	(927)
	(b) development	(32,298)	(121,003)
	(c) production	(12,435)	(43,826)
	(d) staff costs	(2,590)	(9,120)
	(e) administration and corporate costs	(1,037)	(7,235)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	—	—
1.5	Interest and other costs of finance paid	(8,713)	(24,856)
1.6	Income taxes paid	—	—
1.7	Research and development refunds	—	—
1.8	Other (derivative settlements)	2,283	8,829
1.9	Net cash from / (used in) operating activities	(8,987)	(49,242)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	(65)	(232)
	(b) tenements (see item 10)	—	—
	(c) investments	—	—
	(d) other non-current assets	—	—

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows		Current quarter $US’000	Year to date (9 months) $US’000
2.2	Proceeds from the disposal of:
	(a) property, plant and equipment	—	50
	(b) tenements (see item 10)	—	—
	(c) investments	—	—
	(d) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received	—	—
2.5	Other (provide details if material)	—	—
2.6	Net cash from / (used in) investing activities	(65)	(182)

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	—	—
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options	—	—
3.5	Proceeds from borrowings	10,000	50,000
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	—	(232)
3.10	Net cash from / (used in) financing activities	10,000	49,768

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	978	1,581
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(8,987)	(49,242)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(65)	(182)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	10,000	49,768
4.5	Effect of movement in exchange rates on cash held	4	5
4.6	Cash and cash equivalents at end of period	1,930	1,930

		Current quarter $US’000	Previous quarter $US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	1,930	978
5.2	Call deposits	—	—
5.3	Bank overdrafts	—	—
5.4	Other (provide details)	—	—
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	1,930	978

Current quarter $US’000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	262
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

6.1 Includes cash payments for fees paid to outside directors and salary paid to the Managing Director during the quarter.

Current quarter $US’000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	420,000	365,000
8.2	Credit standby arrangements (2)	—	16,400
8.3	Other (please specify)	—	—
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)         Consists of 1) $250 million syndicated second lien term loan with Morgan Stanley and 2) $250 million revolving credit facility with Natixis ($170 million borrowing base as of quarter end).  There was $115 million outstanding on the revolving credit facility at 30 September 2019, plus the letter of credit noted in 8.2.  As at 30 September 2019, the interest rate on the term loan was 10.1%, and the weighted average interest rate on the revolving credit facility was 5.2%.

(2)         The Company has $16.4 million of letters of credit in place for minimum revenue guarantees under certain of its midstream contracts.  The letters of credit reduce the amount available for borrowing under its revolving credit facility.

		$US’000
9.	Estimated cash outflows for next quarter
9.1	Exploration and evaluation	—
9.2	Development	(20,000)
9.3	Production	(15,500)
9.4	Staff costs	(2,800)
9.5	Administration and corporate costs	(1,000)
9.6	Other (provide details if material)	—
9.7	Total estimated cash outflows	(39,300)

10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	Eagle Ford	non-core expirations and administrative true-ups	47,873	47,937	(1)(2)
10.2	Interests in mining tenements and petroleum tenements acquired or increased

(1)         Excludes 5,306 net acres targeting non-Eagle Ford formations located within the same operating area.

(2)         On October 1, 2019, the Company closed on the sale of its assets located in Dimmit County, TX, which included approximately 6,100 net acres, for initial cash proceeds of $17.8 million and expects to receive the remaining sale proceeds from the transaction at the end of the 120 day post-close period.

Compliance statement

1                               This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                               This statement gives a true and fair view of the matters disclosed.

Sign here:	Date: 31 October 2019
Managing Director and Chief Executive Officer

Print name: Eric McCrady

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                            If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                            Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.